FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . .0.5
1. Name and Address of Reporting Person * Blutt, Mitchell J. (Last) (First) (Middle)	2. Issuer Name Fisher Scientific International, Inc. and Ticker or Trading Symbol ("FSH")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) Other (specify below) Former Director
c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas - 40th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 04/07/2003
(Street) New York, New York 10020		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Nonvoting Common Stock	4/7/03		J (FN 1)		11,992	A	N/A	11,992	I	(FN 1)
Nonvoting Common Stock	N/A		N/A		N/A	N/A	N/A	1,279,789	I	(FNs 2 and 3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Control Number.

Form 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exer- cise Price of Deriva- tive Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deri- vative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able (DE) and Expiration Date (ED) (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deri- vative Securi- ties Benefi- cially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	DE	ED	Title	Amount or Number of Shares
Nonvoting Common Stock Warrants	$48.25	N/A		N/A		N/A	N/A	1/21/98	1/21/08	Nonvoting Common Stock	332,045		332,045	I	(FNs 2 and 3)
Explanation of Responses:
(1)	These shares were received by Chemical Investments, Inc. (“CII”), upon a distribution of the shares of the Issuer by Thomas H. Lee Equity Fund III, L.P. and Thomas H. Lee Foreign Fund III, L.P. The Reporting Person is an Executive Vice President of CII. J.P. Morgan Partners (BHCA), L.P. (“JPM BHCA”) has no pecuniary interest in the shares held by CII, a wholly owned subsidiary of J.P. Morgan Chase & Co.
(2)	The amounts shown in lines 1 of Table II represent the beneficial ownership of the Issuer’s equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is an Executive Vice President of JPMP Capital Corp., the general partner of JPMP Master Fund Manager, L.P. (“MF Manager”), the general partner of JPM BHCA. The Reporting Person is also a limited partner of MF Manager. Dr. Blutt disclaims beneficial ownership of such securities except to the extent of his pecuniary interest in MF Manager. The Reporting Person resigned as director of the Issuer effective October 30, 2002.
(3)	JPM BHCA and several other shareholders of the Issuer are party to an Amended and Restated Investors' Agreement (the "Agreement") pertaining to the voting and disposition of their respective shares. As a result thereof, the parties to the Agreement may constitute a "group" for purposes of the Securities Exchange Act of 1934, as amended. JPM BHCA and the Reporting Person disclaim beneficial ownership of the shares held by the other parties to the Agreement. According to the Form 424(b)(1) prospectus of the Issuer filed with the Securities and Exchange Commission on February 13, 2002, upon completion of the offering described in the prospectus, but prior to any exercise of the underwriters' over–allotment option, selling shareholders party to the Investors' Agreement other than JPM BHCA beneficially owned voting securities and warrants or other securities convertible into 24,196,509 shares (approximately 47.2%), and management and other individuals party to the Investors' Agreement and their affiliates beneficially owned voting securities and warrants or other securities convertible into voting securities, aggregating in excess of 4,101,420 shares (approximately 7.2%) of the voting securities of the Issuer.

/s/ Mitchell J. Blutt	4/9/2003

** Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.		Page 2

Name and Address of Reporting Person(1)	Designated Reporter	Statement for month/day/year	Deemed Execution Date, if any (month/day/year)	Issuer Name, Ticker or Trading Symbol	Title of Security	Amount of Securities Beneficially Owned (following reported transaction(s)	Title of Derivative Securities and Title and Amounts of Securities Underlying Derivative Securities	Ownership Form: Direct (D) or Indirect (I)	Nature of Indirect Beneficial Ownership(1)	Disclaims Pecuniary Interest
JPMP Master Fund Manager, L.P. c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas, 40th Floor New York, NY 10020	J.P. Morgan Partners (BHCA), L.P.	April 7, 2003	N/A	Fisher Scientific International, Inc. ("FSH")	Nonvoting Common Stock	See Tables I and II above	See Table II above	I	See Explanatory Note 2 below	No
JPMP Capital Corporation c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas, 40th Floor New York, NY 10020	J.P. Morgan Partners (BHCA), L.P.	April 7, 2003	N/A	Fisher Scientific International, Inc. ("FSH")	Nonvoting Common Stock	See Tables I and II above	See Table II above	I	See Explanatory Note 3 below	No
J.P. Morgan Chase & Co. 270 Park Avenue 35th Floor New York, NY 10017	J.P. Morgan Partners (BHCA), L.P.	April 7, 2003	N/A	Fisher Scientific International, Inc. ("FSH")	Nonvoting Common Stock	See Tables I and II above	See Table II above	I	See Explanatory Note 4 below	No
Chatham Ventures, Inc. c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas, 40th Floor New York, NY 10020	J.P. Morgan Partners (BHCA), L.P.	April 7, 2003	N/A	Fisher Scientific International, Inc. ("FSH")	Nonvoting Common Stock	See Tables I and II above	See Table II above	I	See Explanatory Note 5 below	No
Chemical Investments, Inc. 380 Madison Avenue New York, NY 10017	J.P. Morgan Partners (BHCA), L.P.	April 7, 2003	N/A	Fisher Scientific International, Inc. ("FSH")	Nonvoting Common Stock	See Table I above	See Table 1 above	D	See Explanatory Note 6 below	No

Explanatory Note:

(1)	The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.
(2)	The amounts shown in line 2 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (BHCA), L.P. (“JPM BHCA”). A portion of the securities may be deemed attributable to the Reporting Person because the Reporting Person is the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.
(3)	The amounts shown in line 2 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer’s equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the sole stockholder of JPMP Master Fund Manager (“MF Manager”), the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within JPM BHCA and MF Manager.
(4)	The amounts shown in line 1 of Table I represent the beneficial ownership of the Issuer’s equity securities by Chemical Investments, Inc., a portion of which may be deemed attributable to the Reporting Person because it is (a) the sole stockholder of JPMP Capital Corporation (the general partner of MF Manager) and of Chatham Ventures, Inc., the limited partner of JPM BHCA, and (b) the sole stockholder of Chemical Investments, Inc. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.
(5)	The amounts shown in line 2 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.
(6)	The amounts shown in line 2 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer’s equity securities by JPM BHCA. Chemical Investments, Inc. is an affiliate of JPM BHCA, but has no beneficial or pecuniary interest in the equity securities owned by JPM BHCA.
Page 3